                                                                                                                                                                                May 1, 2007

Mr. Donald C. Hunt
Attorney-Advisor, Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Mr. Hunt:

Re: Your Letter Dated April 13, 2007
        Amendment No. 2 to Registration Form on S-3
        File No. 333-141098

In order to address the issues raised in your letter dated April 13, 2007, OccuLogix, Inc. (the “Company”) has filed Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”), together with Exhibit 23.1 thereto, Ernst & Young LLP’s consent, and a clean copy of Exhibit 24 thereto, the Power of Attorney granted by the Company’s Chief Executive Officer and Chairman of the Board of Directors, the Company’s Chief Financial Officer and Principal Accounting Officer and each of the Company’s directors (the “Power of Attorney”). The original Registration Statement on Form S-3 was filed on March 6, 2007, and Amendment No. 1 thereto (“Amendment No. 1”) was filed on March 21, 2007.

In direct response to the issues raised in your letter dated April 13, 2007, Amendment No. 2:

(1)
specifically incorporates by reference the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2006, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 29, 2007;

(2)	incorporates by reference the Company’s Definitive Proxy Statement dated April 30, 2007, as amended, in connection with the Company’s 2007 Annual Meeting of Stockholders; and

(3)	contemplates the separate filing of the Power of Attorney as Exhibit 24.

Although I believe that the other changes appearing in Amendment No. 2 are self-explanatory, please do not hesitate to contact me with any questions or concerns.

We would be grateful to be put in a position to request acceleration of the effective date of Amendment No. 2 to permit it to become effective as soon as possible but, in any event, by no later than May 4, 2007. I look forward to your confirmation at your earliest possible convenience.

My e-mail address is suh.kim@occulogix.com, and my telephone number is (905) 602-0887, ext. 3915. Thank you in advance for your assistance.

                                                       Sincerely,

                                                      /s/ Suh Kim
                                                      _______________________
                                                      Suh Kim
                                                      General Counsel

Enclosures

cc: Andrew J. Beck, Esq. (Torys LLP)